UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Atlantic Power Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04878Q863
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,527,211
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,527,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MP OPPORTUNITYCO 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,563,559
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,563,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,527,211
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,527,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,527,211
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,527,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,090,770
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,090,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,090,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,090,770
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,090,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,090,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,090,770
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,090,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,090,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 04878Q863

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 21, 2015, Mangrove Partners (“Mangrove”) and the Issuer entered into a settlement agreement (the “Settlement Agreement”) in connection with the Issuer’s 2015 annual and special meeting of shareholders (the “2015 Annual Meeting”).  Pursuant to the Settlement Agreement, among other things, the Issuer agreed to appoint Gilbert Palter (the “Mangrove Nominee”) to the Issuer’s board of directors (the “Board”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, within forty-eight (48) hours of the conclusion of the 2015 Annual Meeting, to (i) increase the size of the Board from eight (8) to nine (9) members; and (ii) concurrent with such increase of board membership, appoint the Mangrove Nominee to the Board for a one (1) year term until the Issuer’s 2016 annual and special meeting of shareholders (the “2016 Annual Meeting”).

Additionally, the Issuer agreed that following the appointment of the Mangrove Nominee, the Board will appoint the Mangrove Nominee to at least one (1) standing Board committee.

Pursuant to the terms of the Settlement Agreement, the Issuer also agreed to (i) nominate the Mangrove Nominee for election to the Board at the 2016 Annual Meeting, (ii) recommend, and reflect such recommendation in the Issuer’s definitive proxy statement in connection with the 2016 Annual Meeting, that the shareholders of the Company vote to elect the Mangrove Nominee as a director of the Company at the 2016 Annual Meeting for a term of office expiring at the 2017 annual and special meeting of shareholders of the Company, and (iii) solicit, obtain proxies in favor of and otherwise support the election of the Mangrove Nominee at the 2016 Annual Meeting, in a manner no less favorable than the manner in which the Issuer supports other nominees for election at the 2016 Annual Meeting.

The Issuer also agreed, as soon as reasonably practicable after the date of the Settlement Agreement, to engage an independent financial advisor (which, for greater certainty, may be Goldman Sachs or another advisor selected by the Board) to consider all potential options for the use of the proceeds from the previously announced sale of the Issuer’s wind assets and to review any potential options to restructure the Issuer’s balance sheet.

Further, the Issuer agreed that if the Mangrove Nominee resigns or otherwise refuses to or is unable to serve during the period beginning on the date of the Settlement Agreement and ending on the earlier of (i) the day following the date of the 2016 Annual Meeting, (ii) the day that is the thirteen (13) month anniversary of the 2015 Annual Meeting, or (iii) ten (10) days after the Issuer receives notice from Mangrove of a material uncured breach (or if such breach is permanently incurable, the date that the Issuer receives such notice) by the Issuer of any of its obligations under the Settlement Agreement (such period being the “Standstill Period”), Mangrove shall have the right to designate a substitute director nominee (the “Substitute Nominee”) who meets the Nominee Independence Requirements (as defined in the Settlement Agreement), subject to the reasonable approval of the Board and its nominating and corporate governance committee (the “Nominating Committee”).  The Board must appoint the Substitute Nominee to the Board within ten (10) days of the Nominating Committee’s approval of the Substitute Nominee.

CUSIP NO. 04878Q863

Pursuant to the terms of the Settlement Agreement, during the Standstill Period, Mangrove agreed not to, among other things, (i) acquire beneficial ownership of the Issuer’s common stock (the “Voting Securities”) representing greater than ten-percent (10%) of Voting Securities outstanding; (ii) solicit proxies or consents with respect to any Voting Securities in opposition to a proposal or recommendation of the Board; (iii) call or seek a special meeting; or (iv) nominate persons for election to, or removal from, the Board.

Mangrove also agreed to vote all Voting Securities owned by it (beneficially or of record) in favor of the Board’s recommended proposals and the election of the Issuer’s nominees at the 2015 Annual Meeting, so long as the 2015 Annual Meeting is held before the end of the Standstill Period.  Additionally, so long as the Mangrove Nominee is (i) serving as a director of the Board and is included on the Issuer’s slate of directors nominated for election at the 2016 Annual Meeting; and/or serving as a director of the Board during any special meeting of the Issuer’s shareholders that occurs during the Standstill Period, Mangrove shall (a) in the case of all of the Voting Securities owned of record by it as of the record date for such meeting and (b) in the case of all of the Voting Securities beneficially owned by Mangrove as of the record date (whether held in street name or by some other arrangement), in each case, instruct the record holder to (x) support and vote for the election of the Issuer’s slate (to the extent applicable), and (y) vote against (or withhold from voting) any nominees that are not nominated by the Board (to the extent applicable).

The Issuer also agreed to reimburse Mangrove and its service providers for their actual out-of-pocket expenses incurred in connection with, and related to, the Settlement Agreement up to an aggregate cost of $25,000 (USD).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 21, 2015, Mangrove and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Settlement Agreement, dated as of May 21, 2015, by and between Mangrove Partners and Atlantic Power Corporation.

CUSIP NO. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his or its, as applicable, knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2015

THE MANGROVE PARTNERS MASTER FUND, LTD.

	By:	MANGROVE PARTNERS the Investment Manager

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

MP OPPORTUNITYCO 1, LLC

By:	MANGROVE CAPITAL as Managing Member

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 04878Q863

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 04878Q863

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MP OPPORTUNITYCO 1, LLC

(2,010,000)	2.83	04/01/2015
(355,000)	2.67	04/02/2015
75,410	2.79	04/08/2015
282,398	2.95	04/16/2015
183,200	2.94	04/17/2015
80,753	2.94	04/20/2015
130,000	2.98	04/21/2015
50,100	2.95	04/22/2015
19,800	2.98	04/23/2015
75,000	3.06	04/24/2015